UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63446/December 7, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14118

In the Matter of   :
                                                              :
EDENTIFY, INC.,   :
EMBRYO DEVELOPMENT CORP.,   :   ORDER MAKING FINDINGS AND
ENESCO GROUP, INC.,   :   REVOKING REGISTRATIONS
ENTERTAINMENT IS US, INC.,   :   BY DEFAULT
ENTROPIN, INC.,   :
EPICUS COMMUNICATIONS GROUP, INC.,   :
EPIXTAR CORP., and   :
EVANS, INC. (n/k/a FUR COMPANY A)   :

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on November 10, 2010, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a
class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act
and that each has repeatedly failed to file required periodic reports.

        The Office of the Secretary and the Division of Enforcement have provided evidence that
all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by
November 17, 2010. Respondents' Answers were due ten days from the date of service. See
OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer and the time for
filing has expired.

        Since none of the Respondents has filed an Answer or otherwise defended the
proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the
following allegations of the OIP are deemed to be true as to each, with official notice taken of
the public official records found in the Commission's EDGAR database of each Respondent
discussed below. See 17 C.F.R. §§ 201.155(a), .323.

        Edentify, Inc. (CIK No. 1091938), is a Nevada corporation located in Bethlehem,
Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange
Act Section 12(g). The company is delinquent in its periodic filings with the Commission,

having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $1.96 million for the prior three months. As of November 3, 2010, the company's stock (symbol EDFY) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Embryo Development Corp. (CIK No. 945439) is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2006, which reported a net loss of $82,000 for the prior three months. As of November 3, 2010, the company's stock (symbol EMBR) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Enesco Group, Inc. (CIK No. 93542), is a dissolved Illinois corporation located in Itasca, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006, which reported a net loss of over $40.9 million for the prior nine months. On January 12, 2007, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was converted to Chapter 7 on July 28, 2008, and the case was still pending as of September 29, 2010. As of November 3, 2010, the company's stock (symbol ENCZQ) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Entertainment Is Us, Inc. (CIK No. 1144254), is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $147,389 for the prior nine months. As of November 3, 2010, the company's stock (symbol EIUS) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Entropin, Inc. (CIK No. 837600), is a void Delaware corporation located in Bradenton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $22,215 for the prior three months. As of November 3, 2010, the company's stock (symbol ETOP) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Epicus Communications Group, Inc. (CIK No. 800401), is a Florida corporation located in Calgary, AB, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2007, which reported a net loss of over $10.3 for the prior six months. On

October 25, 2004, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on December 30, 2005. As of November 3, 2010, the company's stock (symbol EPCG) was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Epixtar Corp. (CIK No. 1099730) is an active Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2005, which reported a net loss of over $12.4 million for the prior six months. On October 6, 2005, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was still pending as of September 29, 2010. As of November 3, 2010, the company's stock (symbol EPXR) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Evans, Inc. (n/k/a Fur Company A) (CIK No. 33780), is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 28, 1998, which reported a net loss of over $6 million for the prior thirty-nine weeks. On September 24, 1999, a Chapter 7 bankruptcy petition was filed against the company in the U.S. Bankruptcy Court for the Southern District of New York, which was converted to Chapter 11 on October 12, 1999, and the case was still pending as of September 29, 2010. As of November 3, 2010, the company's stock (symbol EVAN) was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Edentify, Inc., Embryo Development Corp., Enesco Group, Inc., Entertainment Is Us, Inc., Entropin, Inc., Epicus Communications Group, Inc., Epixtar Corp., and Evans, Inc. (n/k/a Fur Company A), are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge